1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 17, 2005	By	/s/ CHEN GUANGSHUI
Chen Guangshui, Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF THE 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting for the year ended 31st December, 2004 (the “Annual General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 am on 28th June, 2005 at 2nd Floor Conference Room, Guest House, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC:

As ordinary resolutions:

1.	to consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31st December, 2004;

2.	to consider and approve the working report of the supervisory committee of the Company for the year ended 31st December, 2004;

3.	to consider and approve the audited financial statements of the Company as at and for the year ended 31st December, 2004;

4.	to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December, 2005;

5.	to consider and approve the anticipated amount of “Sale of Products and Commodities”, a type of daily connected transactions (as defined under the Rules Governing the Listing of Shares on the Shanghai Stock Exchange) of the Company, for the year ending 31st December, 2005;

As special resolutions:

6.	to consider and approve the proposed profit distribution plan, i.e. the final dividend distribution plan (RMB0.26 per share, including tax) and the issue of bonus shares of the Company through the capitalization of the capital reserve of the Company on the basis of six bonus shares for every ten existing shares for the year ended 31st December, 2004, and to authorise the Board to distribute such final dividend and bonus shares to the shareholders of the Company (the “Shareholders”) and to authorise the Board to make consequential amendments to the articles of association of the Company arising from such bonus issue of shares;

7.	to consider and approve the amendments of the articles of association of the Company and to authorise the Board to do all such things as necessary in connection with such amendments;

As ordinary resolutions:

8.	to ratify and confirm the directors of the second session of the Board and the supervisors of the second session of the supervisory committee to continue carrying out their duties as directors and supervisors from 22nd April, 2005 to the conclusion of the Annual General Meeting;

9.	to consider and approve the appointment of the following persons as the directors of the Company of the third session of the Board for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the directors of the fourth session of the Board in or about June 2008:

9.1	Wang Xin

9.2	Geng Jiahuai

9.3	Yang Deyu

9.4	Shi Xuerang

9.5	Chen Changchun

9.6	Wu Yuxiang

9.7	Wang Xinkun

9.8	Chen Guangshui

9.9	Dong Yunqing

10.	to consider and approve the appointment of the following persons as the independent non-executive directors of the Company of the third session of the Board for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the directors of the fourth session of the Board in or about June 2008:

10.1	Pu Hongjin

10.2	Cui Jianmin

10.3	Wang Xiaojun

10.4	Wang Quanxi

11.	to consider and approve the appointment of the following persons as the supervisors (not representing the employees) of the Company of the third session of the supervisory committee of the Company for a term of three years, to commence from the conclusion of the Annual General Meeting to the conclusion of the Shareholders’ meeting appointing the supervisors (not representing the employees) of the fourth session of the supervisory committee of the Company in or about June 2008:

11.1	Meng Xianchang

11.2	Song Guo

11.3	Zhang Shengdong

11.4	Liu Weixin

12.	to consider, approve and adopt the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited;

13.	to consider, approve and adopt the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited;

14.	to consider, approve and adopt the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited;

15.	to consider, approve and adopt the Management Measures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited;

16.	to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2005, respectively, and to determine their remuneration;

As special resolution:

17.	to consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 per cent. of the number of H Shares in issue as at the date of the this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purposes of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of the 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this resolution, the Board be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

By Order of the Board

Wang Xin
Chairman

Zoucheng, Shandong, PRC, 13th May, 2005

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 27th May, 2005 are entitled to attend the Annual General Meeting after completing the registration procedures for attending the Annual General Meeting.

(B)	Holders of H shares, who intend to attend the Annual General Meeting, must deliver the completed reply slips for attending the Annual General Meeting to the Office of the Secretary of the Board no later than 8th June, 2005. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and despatch copies of Annual General Meeting admission cards to shareholders by post or by facsimile. When attending the Annual General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Annual General Meeting admission cards for the original Annual General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 28th May, 2005 to 28th June, 2005, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend and vote at the Annual General Meeting be qualified for entitlement to the final dividends and the bonus H shares must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 27th May, 2005.

Hong Kong Registrars Limited’s address is as follows:

Rooms 1901-1905

19th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)	The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.